Matthew Feinstein
1131 Alta Loma Road #432
West Hollywood, CA 90069
310-801-7310

Sent Via Email: PanosN@sec.gov

Mr. Nicholas Panos
Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions

Re: Pineapple Express Cannabis Company
Schedule 13D filed by Matthew Feinstein
Filed March 1, 2023
Filed No. 005-94003

Dear Mr. Panos:

Thank you for your letter of March 17, 2023 and your email dated today. Please note I am writing this letter to you in my individual capacity.

I was advised through prior counsel, David Feldman, that he spoke with you or Mr. Killoy about your letter. He advised that he deemed that the company in question was not a mandatory filer and as a result was not subject to the reporting requirements referenced in your letter. The company later changed firms and the company's new compliance counsel surveyed the situation and advised to file a Form 8-A to remove all doubt as to the company being deemed a mandatory reporting company. Thus, through the Form 8-A filed July 28, 2023 the company subjected itself to being a mandatory reporting company instead of a voluntary reporting company.

I hope this clears up the comment. Should you require further assistance feel free to contact me.

Regards,

Matthew Feinstein